MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

June 17, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 46 to Registration Statement on Form N-1A for MFS Series Trust XIII: MFS Diversified Income Fund and MFS Global Real Estate Fund (File Nos. 2-74959, 811-3327) (the "Funds”)

Ladies and Gentlemen:

On behalf of the Funds, this letter sets forth our responses to your comments on the above-mentioned Registration Statement, filed with the Securities and Exchange Commission (the "SEC") on April 28, 2011.  Comments and responses apply to both Funds unless otherwise indicated.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statement.

Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectuses

2.	Comment:
Delete the word "redeem" from the following sentence under "Fees and Expenses," as it is not included in the sample narrative included in Item 3 of Form N-1A:  "This table describes the fees and expenses that you may pay when you buy, redeem, and hold shares of the fund."

Response:	The requested change will be made.

3.	Comment:
With respect to MFS Global Real Estate Fund, modify the following sentence pursuant to instruction 6(a) to Item 3 of Form N-1A regarding the estimating of "Other Expenses":  "The annual fund operating expenses for Class B, Class C, Class R1, Class R2, Class R3, and Class R4 are based on estimated expenses for the current fiscal year expressed as a percentage of the fund's average net assets during the period."

Securities and Exchange Commission
June 17, 2011

Response:
We will modify the disclosure as follows:  "The annual fund operating expenses for Class B, Class C, Class R1, Class R2, Class R3, and Class R4 are based on estimated "Other Expenses" for the current fiscal year expressed as a percentage of the fund's average net assets during the period."

4.	Comment:
With respect to MFS Diversified Income Fund, define "lower quality debt instruments" in the following sentence under Principal Investment Strategies in the Summary section:  "MFS focuses the fund's debt investments on U.S. Government securities, lower quality debt instruments, and debt instruments of emerging market issuers."

Response:
We will modify the disclosure as follows: "MFS focuses the fund's debt investments on U.S. Government securities, less than investment grade quality debt instruments (lower quality debt instruments), and debt instruments of emerging market issuers.

5.	Comment:
With respect to MFS Diversified Income Fund, define "large capitalizations" in the following sentence under Principal Investment Strategies in the Summary section:  "While MFS may invest the fund's assets in companies of any size, MFS generally focuses on companies with large capitalizations."

Response:	We are not aware of any SEC requirement to define large capitalizations for funds that do not use large cap in their names; therefore, we respectfully decline to include such disclosure.

6.	Comment:
With respect to MFS Global Real Estate Fund, define "real estate-related investments" in the following sentence under Principal Investment Strategies in the Summary section:  "…normally invests at least 80% of the fund's net assets in U.S. and foreign real estate-related investments."

Response:
Please note that "real estate-related investments" in which the fund intends to invest are described in the next paragraph of that section.  In addition, more detailed information is included in the Prospectus under "Principal Investment Types."  We believe this is an appropriate level of detail for the Summary and the Prospectus; therefore, we respectfully decline to include such disclosure.

Securities and Exchange Commission
June 17, 2011

7.	Comment:
With respect to MFS Diversified Income Fund, consider the July 30, 2010, letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosures by Investment Companies (the "Derivatives Letter"), and modify your derivatives disclosure accordingly.

Response:
We have considered the Derivatives Letter and have determined that derivatives may be a principal investment strategy for MFS Diversified Income Fund and that our derivatives strategy and risk disclosure is appropriate for the fund.

8.	Comment:
With respect to MFS Diversified Income Fund, per instruction 2(b) of Item 4(b)(2) of Form N-1A, modify the following disclosure "…how the fund's performance compares with that of a broad measure of market performance and one or more other performance measures" to be more specific about the additional performance comparisons.  In addition, delete the specific index descriptions that follow the performance table.

Response:
The requested change will be made.  We will modify our narrative explanation before the performance table to read as follows:  "…how the fund's performance compares with that of a broad measure of market performance and one or more other measures of performance for markets in which the fund may invest."

9.	Comment:	Conform the "Payments to Financial Intermediaries" section in the Summary section of the Prospectus to Item 8 of Form N-1A.

Response:
We will modify the disclosure to read as follows:  "Payments to Broker/Dealers and Other Financial Intermediaries.  If you purchase shares of the fund through a broker/dealer or other financial intermediary (such as a bank), the fund, MFS, and MFS’ affiliates may pay the financial intermediary for the sale of shares of a fund and/or the servicing of shareholder accounts. These payments may create a conflict of interest by influencing your broker/dealer or other financial intermediary and your salesperson to recommend the fund over another investment. Ask your financial intermediary or visit your financial intermediary’s Web site for more information."

Securities and Exchange Commission
June 17, 2011

10.	Comment:
Under the description of the Reinstatement Privilege in the Prospectus, please confirm that the CDSC credit referred to in the following sentence is paid for by the distributor, not by the Fund:  "Any CDSC paid upon the redemption of Class A shares or Class C shares will be credited to your account, and your new Class A shares or Class C shares will be subject to a CDSC according to the CDSC schedule applicable to your original shares."

Response:	Confirmed.

11.	Comment:
Please explain how the fund's disclosure on Disruptive Trading under "Other Considerations-Disruptive Trading" in the Prospectus is consistent with Section 11 and Rule 22c-1 under the Investment Company Act of 1940, especially with respect to the fund's ability to (i) "delay for one business day the processing of exchange requests…in which case the exchange will receive the fund's net asset values at the conclusion of the delay period" and (ii) cancel the redemption side of an exchange as noted in the following sentence:  "In the event that MFSC rejects or cancels an exchange request, neither the redemption nor the purchase side of the exchange will be processed."

Response:
With respect to (i) above, in a letter dated November 13, 2002, to the Investment Company Institute from Jana M. Cayne, Senior Counsel, SEC (File No. 132-3), in response to an October 28, 2002, letter to Mr. Paul F. Roye, Director, Division of Investment Management, SEC, from Craig S. Tyle, General Counsel, Investment Company Institute, the SEC took a no-action position under Rule 22c-1 with respect to delayed exchange transactions.  In this no-action letter, the SEC staff stated that an exchange offer on a specified delayed basis is consistent with the requirements of the Investment Company Act of 1940, so long as the offer is fully and clearly disclosed in the fund's prospectus.  We believe our disclosure is consistent with this no-action letter.

With respect to (ii) above, please note as stated in the above no-action letter, exchange privileges are a benefit provided to shareholders and as such funds are able to define the terms of that privilege so long as consistent with Section 11(a).  We believe it is consistent with Section 11(a) and the forward pricing provisions of Rule 22c-1 for a fund that rejects an exchange request to execute neither the redemption nor the purchase elements that are part of the exchange request since these elements are not viewed as independent purchase and redemption orders.

Securities and Exchange Commission
June 17, 2011

Statements of Additional Information ("SAI")

12.	Comment:	Include the SAI Part II table of contents with the table of contents of the SAI Part I and modify the page numbers so that it is more obvious as to which document you are using.

Response:	The requested change will be made at the next update of the SAI Part II.

13.	Comment:	In the "Trustee Compensation Table," change "Compensation Paid by Fund" to "Aggregate Compensation Paid by Fund."

Response:	The requested change will be made.

14.	Comment:
In the "Trustee Compensation Table," "Retirement Benefits Accrued as Part of Fund Expense" column contains two instances of amounts to be updated in the final SAI.  If there are retirement benefits accrued, include the column "Estimated Annual Benefits Upon Retirement" as required by Item 17(c)(1) of Form N-1A.

Response:	There were no retirement benefits accrued; therefore, the column, "Estimated Annual Benefits Upon Retirement," has been omitted pursuant to Instruction 4 to Item 17(c)(1).

15.	Comment:
Under "Trustee and Officers - Identification and Background," separate into separate columns the description of Principal Occupation and the description of Other Directorships pursuant to Item 17 of Form N-1A.

Response:	The requested change will be made with the next update of the SAI Part II.

Securities and Exchange Commission
June 17, 2011

16.	Comment:
Under "Appendix E - Investment Restrictions," where stated that the fund may invest "to the extent permitted by applicable law," confirm that the risk of such activity is disclosed somewhere in the SAI.

Response:
To the extent the fund intends to engage in borrowing, underwriting, issuing senior securities, and lending, the risks of those types of transactions are described in "Appendix D-Investment Strategies and Risks" of the SAI Part II.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary